SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 27, 2005

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure: France Telecom’s presentation to financial analysts dated July 27, 2005 re. the acquisition of Amena in Spain.

, 2005 th

July 27 Creating Spain’s N Telco “A new Orange country for FT’s integrated model”

Disclaimer

This presentation contains forward-looking statements about France Telecom (and, as applicable, its affiliates). Such statements are not historical facts and include expressions about management's strategies and expectations. Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties and should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. Important factors that could cause actual results or performance to differ materially from the results anticipated in the forward-looking statements include, among other things (but are not limited to): risks associated with the satisfaction of the conditions to complete the acquisition of Amena; the failure of the merger to be completed for any reason; the amount of the costs, fees, expenses and charges related to the acquisition; Amena's dependence on certain suppliers and customers; the ability of France Telecom to reduce costs and obtain synergies with the Amena business; the timely implementation and acceptance of Amena's (and, as applicable, its affiliates') new products and services; the effect of, and changes in, regulation and government policy; the unpredictability of growth and the intensity of competition in the mobile and broadband sectors of the telecommunications industry; and the effect of technological changes in the telecommunications industry generally. In addition, any forward-looking statements and the other information, to the extent that they are presented in accordance with International Financial Reporting Standards (IFRS), may be subject to additional specific risks and uncertainties relating to the possibility of changes in IFRS standards prior to December 31, 2005. More detailed information on various risks that could affect France Telecom's financial results is found in the Document de Référence filed with the AMF on March 2, 2005 and in the annual report filed on Form 20-F with the U.S. Securities and Exchange Commission on May 16, 2005. The forward-looking statements contained in this document speak only as of the date of this presentation and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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Amena acquisition

Why	▪ One of the best third mobile operators in Europe ▪ Strong broadband position to leverage ▪ Perfect alignment with NExT's integrated operator strategy
Why now	▪ Clear case for NExT's footprint and FT's use of cash from the start ▪ Should avoid later bidding war for European consolidation ▪ Strategic analysis completed
How	▪ Merger with FT Spain ▪ EUR 6.4bn total consideration paid for 80% of the equity ▪ Assets value/GOM multiple between 7.8 and 8.0x prior to synergies ▪ Fully consistent with NExT acquisition criteria ▪ After the merger(*), FT final ownership will be between 75% and 80% in FT Spain

➔ Amena fulfills FT's European strategy to boost NExT and creates the leading challenger in Spain

(*) the merger will be preceded by a releveraging of FT Spain and a relution of the minorities

3

an growth

(>5 pp CAGR +10.6% +5.9% -3.5% 4

28.6 4.6 17.7 6.3 2008 27.7 4.2 17 6.5 2007 Data & Internet Mobile 26.7 3.8 16.2 6.7 2006 Fixed-line

Above-average economic Overall mobile market growth Remaining penetration and broadband(bne) Telecom growth boosted 25.3 3.4 14.9 7 2005 Source : IDATE May 2005 2005-2008

2004e 2005e 2006e 2007e 2008e Europe 27

2003 -May 2005

2002 Spain

Spanish market Telecom sector trends 2001 Attractive fundamentals for

Why Amena: Spain is market 5th European market,Above average growth 150 140 130 120 110 100 Source : IDATE in cli

ARPU 5 the best 2004 of Europe 5 years improving stable Operat 39,480 23.7% 27.3% 49.0% as ent mix (47,4% (over EUR27 in Amena ing Margin rate 2003 end of June 05 37,436 21.8% 25.7% 52.5%

2002

9.7m clients 24% market share, Attractive and Over 30% Gross 33,530 19.3% 25.8% 54.9% Attractive and VOD 2004, 50.2% expected in 2005) 2005e)

29,667 17.6% 25.8% 56.6% 2001 24,289 15.3% 28.4% 56.3% 2000 TEF

Amena A very strong thirdplayer Strong market share improvement Clients45,000 40,000 35,000 30,000 25,000 20,000 15,000 10,000 5,000 0 Source:analysts, companies A strong mobile asset

Why Amena: One of theoperators in Europe

the G in

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in last 9 months. adds growing ross Operating e Spanish 526 1H 2005 2m voice and internet 526k ADSL lines, 16% of 73% of ADSL clients are 14% revenue growth Positive and Management expertisestrong track record in 379 2004 share of netcoverage.

Why Amena: A strongposition to leverage A market wellknown by FT Spanish market ADSL Subscribers (000) 190 2003 Number 2 ADSL player in Spain

More than 7 years on the

Why Amena : a perfect fit with NExT's integrated strategy in Europe

A win-win situation in Spain
Cross selling and efficiencies

- Amena to benefit from FT expertise for business clients
- Amena to benefit from FT knowhow in contents and portal
- Amena to benefit from FT sourcing programs
- Wanadoo Spain and Amena to benefit from cross selling, distribution and network synergies

Leveraging the FT model
A fourth major country in Europe where FT-Orange are integrated

- Further economies of scale
- Positive roaming impact
- Spain to become a new launch pad for convergent offers
- FT to leverage group innovation on a wider footprint
- A stronger brand for a new integrated player in Spain

→ To build the leading challenger in Spain

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Why now

Strategic analysis leading to NExT completed. *One of the very few real opportunities*	■ Other options in Spain unattractive ■ Best option identified in Western Europe ■ Amena stand-alone for sale now
To preempt later bidding wars	■ A preemptive move ahead of potential sector consolidation between 2006-2008.
A clear case from the start . *From the beginning Next's footprint is compelling*	■ Amena's acquisition allows NExT to start without any question mark for additional expansion in Western Europe ■ No more fixed broadband-only country in the portfolio ■ Higher visibility from the start of FT resource allocation and expansion areas

→ Starting 2006 with a strong asset portfolio

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and

100% Amenaequity valued Around EUR2.6bn debt and Total EV : EUR10.6bn corresponding to Amenaassets value / GOM Circa EUR 1.1bn NPV EPS* accretive share 9 valued at around EUR8.9bn Deal is FCF per months Amenapre acquisition EUR1.7bn of tax assets. 7.8 and 8.0x before synergies

How : a fair value for EUR 6.4bn paid for80% stakein Amena A strategic deal creating fair value total consideration * Before goodwill allocation

for synergies 2008 FCF impact Over EUR 10m in annual Circa EUR 40m in annual Circa EUR 35m annual EUR 12m annual gain 10 handsets and churn reduction development

How : Identified Handsets &procurement IT &Network Operatingimprovements Circa EUR1.1bn NPV in identifiedCirca EUR 130m FCF positive

How : financing & minorities

Debt & equity financing

The right balance

- EUR 6.4bn paid in cash of which EUR3bn refinanced through capital increase.
  - ➔ Capital increase reserved for and subscribed to by vendors
  - ➔ Sale restrictions until march 07 with guaranteed price during this period*
  - ➔ Public offering of shares to be preferably subscribed by FT shareholders also envisaged
- Spanish partners supporting our project and future value creation for the next three years

➔ A strategic deal consistent with financial and operational targets

* FT has the option to repurchase these shares, subject to AMF approval

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20% -25% 12

Minorities WanadooSpain FT/Orange SPAIN 100%

How : a clear No2 in After merger between Amena FT/ Orange 75% -80% Amena Merger between WanadooSpain strong contender

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FT Spain 05-08(e) CAGR / targets > 14m +7 to +8% +11 to +15 % Decreasing FT Spain 2005 (e) Pro forma > 11.8m EUR 4.1bn Circa EUR 1.2bn Circa EUR 750m

How : A clear No2 in Spain Subscribers Revenues GOM Capex FT Spain represents around telecom sector

associatedfloor

75% and 80% stake upside and given a 14 EUR 3bn worth of new shares, EUR 5.7bn of new debt at FT to have betweenSpain according to final FT Spain minorities with an element of EUR 4.1bn revenues EUR 1.2bn GOM sellers upon FT request

Which structure : Financial impact for FT Debt Post merger key financials A manageable and balanced

Shares issued Post merger holding

Fully consistent with FT acquisition criteria

From June 29th

External growth

- Consistent with NExT's strategy
- Enhance growth profile
- FCF per share is the main criteria
- Consistent with debt targets
- No negative impact on dividend policy

Building a strong integrated operator in western Europe	✓
Amena's growth above FT's	✓
Positive FCF per share impact after 12 months	✓
End-of-2005 and 2008 targets confirmed	✓
No change in dividend policy	✓

→ A part of NExT's use of cash for growth

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n country with almost Europea Enhances FCF per share and EPS* Confirms net debt targets Opens a fourth majoradditional clients Fulfills FT’s European footprint Supports our integrated model and Boosts growth rate for FT Confirms dividend policy

Conclusion A clearer picture from the * Before goodwill allocation

Creating Spain’s No2 Telco “A new Orange country for FT’s integrated model”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: July 27, 2005	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information